Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Barrier Securities Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due January 2, 2024

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Pricing date:	December 27, 2018
Valuation date:	December 27, 2023
Maturity date:	January 2, 2024
Return amount:	$1,000 × the underlying return of the worst performing underlying × the upside participation rate
Upside participation rate:	475%
Maximum return at maturity:	$600 per security (60% of the stated principal amount)
Final barrier value:	For each underlying, 60% of its initial underlying value
Payment at Maturity:

You will receive at maturity for each security you then hold:

•     If the final underlying value of the worst performing underlying is greater than its initial underlying value: $1,000 + the return amount, subject to the maximum return at maturity

•     If the final underlying value of the worst performing underlying is less than or equal to its initial underlying value but greater than or equal to its final barrier value: $1,000

•     If the final underlying value of the worst performing underlying is less than its final barrier value: $1,000 + ($1,000 × the underlying return of the worst performing underlying)

If the final underlying value of the worst performing underlying is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YWG7 / US17326YWG78

Key Definitions
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the valuation date
Underlying return:	For each underlying, (i) its final underlying value minus its initial underlying value, divided by (ii) its initial underlying value
Worst performing underlying:	The underlying with the lowest underlying return

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Underlying

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 3, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the worst performing underlying. If the final underlying value of the worst performing underlying is less than its final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the worst performing underlying has depreciated from its initial underlying value to its final underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    The securities do not pay interest.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity.

•    The return on the securities depends solely on the performance of the worst performing underlying, and you will not benefit in any way from the performance of any better performing underlying.

•    You will be subject to risks relating to the relationship between the underlyings.

•    Investing in the securities is not equivalent to investing in any underlying. You will not have voting rights or any other rights with respect to the underlyings or the stocks included in the underlyings.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com